

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 18, 2017

James A. Marcotte
Executive Vice President,
Chief Financial Officer and Treasurer
Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, MA 01852

> **Re: Enterprise Bancorp, Inc.**
> **Registration Statement on S-3**
> **Filed August 10, 2017**
> **File No. 333-219879**

Dear Mr. Marcotte:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Beth A. Whitaker, Esq.